UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JUNE 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  June 6, 2006                        /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

--------------------------------------------------------------------------------

NEWS RELEASE                                                        JUNE 6, 2006

                           SWEDEN EXPLORATION UNDERWAY

VANCOUVER,  CANADA  - TUMI  RESOURCES  LIMITED  ("TUMI"  AND  OR THE  "COMPANY")
(TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, announces that an exploration office has been opened at the historic Sala mine in Sweden and that two geologists have been hired to initiate field work on the Company's properties.

During  late  April,  Mr.  Henstridge,  accompanied  by Mr.  John  Nebocat,  the
Company's independent geological consultant, examined the surface and underground workings of the Sala silver mine plus the other properties in the Company's portfolio. Preliminary observations made at the Sala mine suggest that the mineralization is a replacement type and is structurally controlled. The historic mine workings plunge gently to the northwest, more or less parallel to the plunge of the folded limestone host rocks.

Of considerable importance are the workings and old mine dumps observed at the Oster Silvberg, Tomtebo and Kalvbacken mines. The mined-out workings at surface range from about 5 m to 20 m in thickness. The mineralization found in the old dumps is of a polymetallic nature, consisting of zinc, lead, copper and silver sulphides. Mr. Nebocat suggests that the style of mineralization and the types of host and enveloping rocks is indicative of a volcanogenic massive sulphide
(VMS) environment.

The Company is planning to perform deep-penetrating EM (electromagnetic) surveys on these properties, as well as on the Sala property, to test for down-dip (-plunge) extensions to the existing workings and for yet-undiscovered mineral bodies covered by glacial overburden. The Company is seeking geophysical contractors, both ground and airborne, to undertake the EM surveys.

The Company will be performing surface data compilation, geological mapping and sampling programs on all of the Company's properties, beginning with Sala, Oster Silvberg, Kalvbacken and Tomtebo. Also, as announced on May 1, 2006 and May 18, 2006, the Company has closed both its brokered and non-brokered private placements raising just over $4 million. The Company has sufficient funds to accelerate its work programs in Sweden and Mexico.

The qualified person for Tumi's Projects is David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists. Mr. Henstridge has visited the Bergslagen District and has verified the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                          or email: mbermudez@chasemgt.com
-----------------------                       website: www.tumiresources.com
David Henstridge,
President & CEO                               INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.